January 3, 2023

811 Main Street, Suite 3700

Houston, TX 77002

Tel: +1.713.546.5400 Fax: +1.713.546.5401

www.lw.com

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CONFIDENTIAL SUBMISSION

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Confidential Submission of Draft Registration Statement on Form F-4 for Lifezone Metals Limited

Ladies and Gentlemen:

On behalf of our client GoGreen Investments Corporation, an exempted company incorporated under the laws of the Cayman Islands (“GoGreen”), we hereby submit via EDGAR a draft registration statement on Form F-4 (the “Draft Registration Statement”) of Lifezone Metals Limited, an Isle of Man company (the “Company”), to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) for confidential non-public review, prior to the public filing of the registration statement on Form F-4 (together with any amendments thereto, the “Registration Statement”), in connection with its proposed business combination with the Company.

The Company is an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934.

On behalf of our client GoGreen, we confirm to you that the Company undertakes to publicly file the Draft Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

January 3, 2023

If you have any questions with respect to this confidential submission, please call me at (713) 546-7420.

Best regards,

/s/ Ryan J. Maierson
Ryan J. Maierson

Latham & Watkins LLP

Enclosure

cc:	John Dowd, GoGreen Investments Corporation

Nick S. Dhesi, Latham & Watkins LLP